SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No._______)

                                  Merrill Corp
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    590175105
                                 (CUSIP Number)


1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons.      47-0776925

2)      Check the Appropriate Box if a Member of a Group.
           (a)         _____
           (b)          XX
                       -----

3)    SEC Use Only.

4)    Citizensbip or Place of Organization.   State of Nebraska

      Number of Shares Beneficially Owned by Each Reporting Person With:

5)    Sole Voting Power             518,950

6)    Shared Voting Power           0

7)    Sole Dispositive Power        518,950

8)    Shared Dispositive Power      0

9)    Aggregate Amount Beneficially Owned by Each Reporting Person.   518,950

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares.  (   )

11)   Percent of Class Represented by Amount in Row 9.      6.55%

12)   Type of Reporting Person.     Investment Advisor  (IA)

Check the following box if a fee is being paid with this statement   (  )


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SCHEDULE 13G                                                        Page -2

Item 1 (a). Name of Issuer:    Merrill Corp.

Item 2 (a). Name of Person Filing:    KPM Investment Management Inc.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23d-2(b), check whether the person filing is a:

       (e)   [xx]  Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940

Item 4. Ownership Investment Advisor, representing numerous discretionary accounts, beneficially owns 518,950 shares of common stock representing 6.55% of the total outstanding (7924056). Filer has sole voting and dispositive power.

Item 5.     Ownership of Five Percent (5%) or Less of a Class. [  ]

Item 6.     Ownership of more than Five Percent(5%) on behalf of another person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Member of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were no acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date  2-3-97                                /S/ Rodney D. Cerny


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

                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:  mrll (Merrill Corp.)
PRICE:  23.000

PORTFOLIO                                                         TOTAL            MARKET       UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE        GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------    -----------
16715360  Omaha Construction Industry P/P         46,500       752,273.75      1,069,500.00     317,226.25
17285     KPTC EBO: Quality Living Inc. Lied         600        13,710.00         13,800.00          90.00
          Endowment
2085      KP Trust EBO: Ecklund, Glenn Trust       1,000        16,100.00         23,000.00       6,900.00
30030717  Abbott, R Cody - IRA                       550        10,100.67         12,650.00       2,549.33
30213156  Ancona,Carl IRA                            350         8,151.70          8,050.00        -101.70
30213585  Antolak, Stanley IRA                       900        17,100.00         20,700.00       3,600.00
30416229  Bailey, Pamela G. -IRA                     650        10,943.31         14,950.00       4,006.69
30918947  Brushwyler, Robert W. - IRA                300         5,188.19          6,900.00       1,711.81
31321602  Clark, Joln V. Jr. -IRA                    500         9,807.18         11,500.00       1,692.82
31680435  Davis, John B. -IRA                      1,150        23,100.01         26,450.00       3,349.99
33633526  Frank, Albert R. - IRA                   1,200        19,694.14         27,600.00       7,905.86
33936095  Griffis, Gary L. -IRA                      500         8,450.46         11,500.00       3,049.54
34440414  Hughes, Virginia - IRA                     750        14,697.00         17,250.00       2,553.00
35698327  Mapes, Jane SEP IRA                        900        17,632.51         20,700.00       3,067.49
36357879  Naughton, Elizabeth - FRA                  350         6,873.36          8,050.00       1,176.64
37167430  Prebula, Alvin W. - IRA                    600         9,721.18         13,800.00       4,078.82
37670939  Ruge, Daniel MD-IRA                        450         8,830.90         10,350.00       1,519.10
38374565  Sorensen, Mark B. MD SEP/IRA             1,050        18,072.53         24,150.00       6,077.47
40000084  Midwest Laboratories, Inc., P/S          2,800        45,440.51         64,400.00      18,959.49
40000098  Midwest Laboratories, Inc. P/P           2,500        40,582.46         57,500.00      16,917.54
40187005  Andersen Berkshire Lauritsen &             550        10,782.98         12,650.00       1,867.02
          Brower P/S
40481380  Barlow, Johnson, Flodman, Sutter,          850        14,562.54         19,550.00       4,987.46
          Guenzel & Eske P/S
40616954  Behlen Mfg. Co. 401K Thrift Plan & Trust 5,000        82,636.97        115,000.00      32,363.03
40617270  Berens & Tate PC 401K                      600        10,393.39         13,800.00       3,406.60
41321475  City of Gering Police Officers P/P         200         3,233.46          4,600.00       1,366.54
          (Aggressive Growth)
41321526  Clark Bros. Transfer Inc. ESOP             600        13,048.62         13,800.00         751.38
41321630  Cliffs Notes Inc. MP P/P                   600         9,648.11         13,800.00       4,151.89
41422262  Columbus Medical P/P Equity Account      1,500        26,956.73         34,500.00       7,543.27
43174726  Erickson & Sederstrom 401K - Equity        600        12,148.90         13,800.00       1,651.10
44022765  Hawkins Construction Special Account P/S   700        11,508.62         16,100.00       4,591.38
44206123  Holdrege Medical P/P                       700        11,750.00         16,100.00       4,350.00
44423862  Indiana Seed Co. P/S                       150         2,957.33          3,450.00         492.67
44440003  Vishay Intertech Master Trust - KPM -    7,000       115,846.80        161,000.00      45,153.20
          Hourly P/P of Sprague Elec.                500         8,439.63         11,500.00       3,060.37
44490781  Jaeger, Thomas, MD Profit Sharing Plan   3,900        64,824.40         89,700.00      24,875.60
44541281  IBEW Local No. 22-NECA Pension Plan      1,900        32,134.62         43,700.00      11,565.38
44543954  Painters Local #109 Pension Fund           800        14,086.13         18,400.00       4,313.87
45004086  Sioux City Foundry P/P


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

                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:  mrll (Merrill Corp.)
PRICE:  23.000

PORTFOLIO                                                         TOTAL            MARKET        UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE         GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------     -----------
 45971260  Medical Lab Inc. P/S FBO: Dr. Skoog       900         15,590.39        20,700.00       5,109.61
 45990904  Fremont Area Medical Center Equity     10,600        173,299.59       243,800.00      70,500.41
 46434071  Nebraska County Employees Quality      10,950        183,336.50       251,850.00      68,513.50
           Growth Account
 46434523  Nebraska Public Employees Quality      39,050        652,400.30       898,150.00     245,749.70
           Growth Account
 46601512  North Platte Firefighters Pension Plan  1,100         18,256.75        25,300.00       7,043.25
           (Equity)
 46762977  Omaha Public Power District Retirement 31,000        498,875.00       713,000.00     214,125.00
           Plan
 46865560  Paulsen Development Construction Inc.     200          3,233.46         4,600.00       1,366.54
           401K (Equity)
 46866079  Reilly, Petersen & Hannan, P.L.C.         550          9,401.38        12,650.00       3,248.62
           P/S-Equity Account
 47066831  Plaindealer Publishing Co., Inc. 401K     350          6,873.36         8,050.00       1,176.64
           R/P
 47369022  Reinke Mfg. Co., Inc. Employee P/S      1,500         26,819.83        34,500.00       7,680.17
 47369055  Reinke Mfg. Co. Inc. Employer P/S         600         10,758.72        13,800.00       3,041.28
 47789004  Schiuter, Judith H.                       600         10,412.00        13,800.00       3,388.00
 48096144  Danko Emergency Equipment P/S Equity      800         12,856.83        18,400.00       5,543.17
           Account
 48096200  Smeal Fire Apparatus P/S Equity         1,600         27,470.33        36,800.00       9,329.67
           Account
 48096262  Smeal Manufacturing Company P/S           400          6,437.16         9,200.00       2,762.84
           Equity Account
 48677034  Milboum, Fehringer, Kessler & Peetz       850         14,491.36        19,550.00       5,058.64
           P.C. 401K P/S & Trust
 49385510  Wintz Funeral Home Inc. P/S Plan          300          5,894.59         6,900.00       1,005.41
 50617236  Berry, Rose Mary                          300          4,839.22         6,900.00       2,060.78
 50619607  Bellevue University Ada & James           500          8,300.00        11,500.00       3,200.00
           Redding Endowed Business Cliair
 50717721  Bishop Clarkson Memorial Foundation /  17,600        293,172.60       404,800.00     111,627.40
           Equity
 50717735  Bishop Clarkson Memorial Foundation       700         12,056.10        16,100.00       4,043.90
           Scholarship Fund I Equity
 50818273  Borchert, Marshall & Jennie               500          9,809.68        11,500.00       1,690.32
 51220744  Central States Health & Life of Omaha   6,600        145,078.00       151,800.00       6,722.00
 51315285  Grand Island Police Officers P/P          900         14,639.13        20,700.00       6,060.87
 51315290  Grand Island FireFighters P/P Equity    4,200         68,032.94        96,600.00      28,567.06
 51320096  KPMINJNDS, Inc. Equity Portfolio       26,700        435,512.50       614,100.00     178,587.50
 51321521  Clark, William L. Jr.                     300          4,839.22         6,900.00       2,060.78
 51447059  Conception Benedictine Trust            2,600         41,445.27        59,800.00      18,354.73
 51523232  Custer Public Power District Money      1,600         34,489.35        36,800.00       2,310.65
           Purchase P/P


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
                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:  mrll (Merrill Corp.)
PRICE:  23.000

PORTFOLIO                                                         TOTAL            MARKET        UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE         GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------     -----------
51724546   Devita Family Trust                       600        11,763.99         13,800.00       2,036.01
51925173   Dolce, Mary Revocable Trust               350         6,355.09          8,050.00       1,694.91
51925187   Dolce, John Revocable Trust               350         6,355.09          8,050.00       1,694.91
52127033   Edwards, Robert & Charlene                600        12,973.06         13,800.00         826.94
53834623   Geneva Tube Inc.                        1,400        23,917.69         32,200.00       8,282.31
54338689   Hetzler, William Tr.                      900        17,635.01         20,700.00       3,064.99
54339009   Hill, William R.                          100         1,972.81          2,300.00         327.19
54489579   Jacobsen, Thomas                          400         6,972.02          9,200.00       2,227.98
54543901   Insurance Consultants Inc.                700        16,342.50         16,100.00        -242.50
54721700   KPM Equity Partners LP                  8,000       131,283.50        184,000.00      52,716.50
54948690   Kateknan, Lorrie Ferris Trust             400         6,129.81          9,200.00       3,070.19
55018120   Klein, John Trust                         250         6,102.50          5,750.00        -352.50
55451141   Wai, Cecilia Family Trust: Lambert Wai    300         5,550.00          6,900.00       1,350.00
           Trustee
55552649   Loseke, Lavonne                         1,000        16,291.86         23,000.00       6,708.14
55652998   Lutheran Family Services Foundation       500         9,493.66         11,500.00       2,006.34
           Equity
55754567   McKinney,  Daniel MD                      800        17,290.10         18,400.00       1,109.90
56019915   Mueller-Schluter LP                     4,600        98,695.50        105,800.00       7,104.50
56257138   Muilenburg, Conrad D.                     600        11,311.90         13,800.00       2,488.10
56331992   Farmers Mutual United Insurance           800        12,756.08         18,400.00       5,643.92
           Company
56357944   NE Farmers Mutual Reinsurance             500         7,983.48         11,500.00       3,516.52
           Association
56357977   Nebraska Investment Council - Fund B   58,000       936,281.25      1,334,000.00     397,718.75
           Small Cap
56662147   Olsen, Cheryl K. Revocable Trust          550        11,685.99         12,650.00         964.01
56662468   O'Neal, T. Keith                        1,500        24,054.93         34,500.00      10,445.07
56865734   Peck, John M.                           1,150        19,443.56         26,450.00       7,006.44
56872876   Peller, Thelma L.                         150         2,959.83          3,450.00         490.17
57871927   Schneider, Ronald & Janice Funnel Trust 1,300        24,181.52         29,900.00       5,718.48
57871946   Schluter, Fredric E., Jr.                 350         5,586.75          8,050.00       2,463.25
57871951   Schelkopf, Stanley & Donna                750        12,607.94         17,250.00       4,642.06
57871965   Schluter, F. E., Jr. Partners Acct. 2     400         8,584.50          9,200.00         615.50
57952513   Shenandoah Memorial Hospital            1,300        20,847.61         29,900.00       9,052.39
58072449   Seno A Partnership FBO: James C           800        13,587.24         18,400.00       4,812.76
           Ransom
58072454   Seno A Partnership FBO: Ransom            350         6,009.15          8,050.00       2,040.85
           Generation Skipping Trust
58777207   Theilen, Robert W.                        800        12,151.54         18,400.00       6,248.46
58880493   United of Omaha Common Stock           60,800       984,775.00      1,398,400.00     413,625.00
           Portfolio
58880501   United Value Equity Fund              107,300     1,762,587.50      2,467,900.00     705,312.50
58980497   University of Nebraska Foundation         600         9,683.85         13,800.00       4,116.15


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
                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:  mrll (Merrill Corp.)
PRICE:  23.000

PORTFOLIO                                                         TOTAL          MARKET       UNREALIZED
  CODE                 NAME                     QUANTITY          COST           VALUE        GAIN/LOSS
---------  ----------------------------------   --------      ------------   ------------    -----------
59183521  Wai, Lambert K. Trust                    300         4,836.72          6,900.00      2,063.28
59268105  Hestmark, Virginia W Trust             1,000        21,605.59         23,000.00      1,394.41
59688106  YSB FBO: Inness, Helen Revocable       1,000        15,937.11         23,000.00      7,062.89
          Trust
59688210  YSB EBO: Kennedy, L.C. Marital Trust     400         7,849.63          9,200.00      1,350.37
7764      KPTC: Scottsbluff Police Officers      1,700        27,521.49         39,100.00     11,578.51
          Pension Plan
7769      KPTC: Scottsbluff FireFighters           900        14,431.46         20,700.00      6,268.54
          Pension Plan
822       Kittredge, William R. - IRA              600         9,721.08         13,800.00      4,078.92
9524      KP Trust FBO: Wood, Jane R.              200         3,900.00          4,600.00        700.00
                                             ---------     ------------       -----------    ----------
                                               518,950     8,638,057.54     11,935,850.00  3,297,792.46


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